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SEC
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Section
MAR 01 2017
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Third Seven Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Irving Place, 10th Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Neely 978-270-5055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, Suite 901, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Richard Hillson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Third Seven Capital LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CHARLENE B. METZ
Notary Public, State of New York
No: 01ME4840643
Qualified in Queens County
Commission Expires Jan. 31, 20 18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIRD SEVEN CAPITAL, LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

THIRD SEVEN CAPITAL, LLC

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
Supporting Schedules	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10-11
Report of Independent Registered Public Accounting Firm	12
Exemption Report	13

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Third Seven Capital LLC:

We have audited the accompanying financial statements of Third Seven Capital LLC (a Delaware Limited Liability Company) , which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Management of Third Seven Capital LLC is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Third Seven Capital LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Third Seven Capital LLC's financial statements. The supplemental information is the responsibility of the management of Third Seven Capital LLC. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raines & Fischer LLP

New York, New York
February 27, 2017

THIRD SEVEN CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	17,095
Accounts receivable		725
Prepaid expenses and other current assets		5,745
TOTAL ASSETS	$	23,565

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	9,726
COMMITMENTS		
Members' Equity		13,839
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	23,565

The accompanying notes are an integral part of these financial statements.

THIRD SEVEN CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Income from fees	$	29,065
Total Revenues		29,065
EXPENSES		
Professional fees		41,176
Consulting		15,000
Regulatory fees and expenses		11,013
Office expenses		5,336
Travel, meals, and entertainment		2,212
Insurance		1,490
Compensation to other producers		211
Communications and information		198
Total Expenses		76,636
Net Loss	$	(47,571)

The accompanying notes are an integral part of these financial statements.

THIRD SEVEN CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Members' Equity - December 31, 2015	$ 15,410
Net loss	(47,571)
Members' contributions	46,000
Distributions to member	-
Members' Equity - December 31, 2016	$ 13,839

The accompanying notes are an integral part of these financial statements.

THIRD SEVEN CAPITAL, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance at December 31, 2015	$ -
Increases	-
Decreases	-
Balance at December 31, 2016	$ -

The accompanying notes are an integral part of these financial statements.

THIRD SEVEN CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (47,571)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in Assets and Liabilities:	
Increase in prepaid expenses and other current assets	(120)
Increase in accounts payable and accrued expenses	3,927
NET CASH USED IN OPERATING ACTIVITIES	(43,764)
CASH FLOWS FROM INVESTING ACTIVITIES	
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from member	46,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	46,000
NET INCREASE IN CASH	2,236
CASH AND CASH EQUIVALENTS DECEMBER 31, 2015	14,859
CASH AND CASH EQUIVALENTS DECEMBER 31, 2016	$ 17,095
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
CASH PAID DURING THE YEAR FOR:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

THIRD SEVEN CAPITAL, LLC
Notes to Financial Statements
December 31, 2016

(1) Organization and Operation

Third Seven Capital, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that a "Special Account for the Exclusive Benefit of Customers" is maintained. The Company was formed as a Delaware limited liability company.

(2) Summary of Significant Accounting Policies

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

(3) Revenue Recognition

The Company records its advisory fees as they are earned based on the servi
ces provided or in the case of success fees, upon succesful completion of the service or consummaton of the related transaction.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

(4) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2016, the Company had net capital of approximately $7,369 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.31 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(5) Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by maintaining all customer funds in a "Special Account".

(6) Significant Customers

One customer accounted for 95% and two customers accounted for 100% of the revenues for the year ended December 31, 2016

(7) Income Taxes

The Company changed its tax status from single member LLC to a partnership during the year. As a limited liability company, the allocated share of income of the Company is included in the income tax returns of the members. Federal and New York State income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of Third Seven Capital's earnings. The Company is, however, subject to the New York City Unincorporated Business Tax.

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes*, as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The tax returns of the prior single member, which previously included the earnings of the Company, remain open for examination by tax authorities for a period of three years from when they are filed; the 2013 and 2014, and 2015 Federal, New York State, and New York City income tax returns are currently open for examination. The Company will file its first partnership returns for the 2016 tax year.

(8) Related Party Transactions

An affiliated company has agreed, pursuant to a Services Agreement, to make available to the Company certain facilities and provide for performance of certain services. $494 included in office expenses on the Statement of Income was paid in connection with this agreement. As of December 31, 2016, a total of $704 is owed the related party which includes unrelated charges.

(9) Cash

The Company maintains the bulk of its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in these accounts. At December 31, 2016, the Company does not have any uninsured cash balances.

(10) Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, the date which the financial statements were available to be issued. During the period January 1, 2017 through February 27, 2017 the Company received additional partner capital contributions in the amount of $150,000.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2016

THIRD SEVEN CAPITAL, LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2016

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 13,839
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		13,839
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable	$ 725	
Prepaid expenses and other current assets	5,745	6,470
Net capital before haircuts on securities positions		7,369
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital		$ 7,369

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 9,726
Total aggregate indebtedness	$ 9,726

The preceding notes are an integral part of this supplemental information.

THIRD SEVEN CAPITAL, LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2016

SCHEDULE I (continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	7,369
Net capital per audited report	$	7,369

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	648
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	2,369
Excess net capital at 1000%	$	1,369
Ratio: Aggregate indebtedness to net capital		131.99%

The preceding notes are an integral part of this supplemental information.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Third Seven Capital LLC:

We have reviewed management's statements, included in the accompanying Third Seven Capital LLC Assertions Report, in which (1) Third Seven Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Third Seven Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Third Seven Capital LLC stated that Third Seven Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Management of Third Seven Capital LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Third Seven Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 27, 2017

Third Seven Capital LLC
Exemption Report
For the year ended December 31, 2016

Third Seven Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

a) The Company carries no margin accounts.
b) The Company does not hold funds or securities for, or owe money or securities to customers

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Third Seven Capital LLC

I, R Wilson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CEO

February 27, 2017